September 9, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's Earning Forecast For Fiscal 2002"

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

KOBE STEEL'S EARNINGS FORECAST FOR FISCAL 2002

TOKYO (September 6, 2002) – Kobe Steel, Ltd. forecasts consolidated net sales of 570 billion yen for the half-year period ending September 30, 2002, up slightly from 560 billion yen in the previous forecast.

Pretax ordinary income (also known as pretax recurring profit) is anticipated to be 8 billion yen, an increase from the previous estimate of 2 billion yen. Aftertax net income is expected to rise to 4 billion yen, in comparison to the previous forecast of 1 billion yen.

Although domestic personal spending and private-sector capital investment remain sluggish, improved overseas business conditions are supporting automobile and IT-related exports.

At Kobe Steel, steel shipments have increased over the previous estimate, as exports to Asia have risen considerably and domestic demand from the auto industry has remained strong. Export prices have increased due to a rapid return in overseas demand. In Japan, improvement in the supply and demand balance has also bolstered market prices.

In Kobe Steel's Aluminum & Copper segment, shipments of aluminum plate and copper strip have been rising due to higher IT-related demand. Other business segments are also expected to generally perform well.

Consolidated Forecast for Fiscal 2002

	Current Estimates		Previous Estimates		Fiscal 2001
	1st half	full year	1st half	full year	
Net Sales	570	1,180	560	1,170	1,198
Ordinary income * (loss)	8	21	2	15	(13.5)
Net income (loss)	4	6	1	5	(28.5)

Notes: Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote losses.

NON-CONSOLIDATED FORECAST FOR FISCAL 2002

Non-consolidated sales in the first-half of fiscal 2002 are anticipated to reach 390 billion yen, versus the previous 380 billion yen estimate, owing to higher steel shipments. Higher profits in the Iron & Steel segment and the Aluminum & Copper segment are anticipated to contribute to pretax ordinary income (also known as pretax

recurring profit) of 7 billion yen, an increase from the previous 2 billion yen estimate. Aftertax net income is forecast to reach 4 billion yen, in comparison to the previous estimate of 1 billion yen.

For the full fiscal year ending March 2003, non-consolidated sales are anticipated to reach 800 billion yen, up slightly from the previous 790 billion yen estimate, as second-half sales are expected to be similar to that of the previous estimate. Ordinary income is forecast at 15 billion yen, versus 10 billion yen in the previous estimate, and net income is estimated to be 4 billion yen, in comparison to 3 billion yen in the previous estimate.

Non-consolidated Forecast for Fiscal 2002

	Current Estimates		Previous Estimates		Fiscal 2001
	1st half	full year	1st half	full year	
Net Sales	390	800	380	790	793.9
Ordinary income * (loss)	7	15	2	10	(4)
Net income (loss)	4	4	1	3	(20.9)

Notes: Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote losses.

INTERIM DIVIDENDS

As Kobe Steel had undisposed deficits in fiscal 2001, ended March 2002, the Company regrets that it must forgo interim dividend payments, in accordance with Japan's Commercial Code.

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site: www.kobelco.co.jp/indexe.htm
E-mail: www-admin@kobelco.co.jp

Investor relations:
Corporate Planning Dept.
Tel +81-3-5739-6043